Schwab Capital Trust Shareholder Report Proxy Voting Results

At a special meeting of shareholders of Schwab Capital Trust
(the Trust) held on December 14, 2009, shareholders approved the following proposal: to elect nine trustees to serve on the Board of Trustees of the Trust. The individuals listed in the table below were elected as trustees for each fund. All trustees served as trustees of the Trust prior to the special meeting.

				FOR		WITHHELD	% FOR
Charles R. Schwab	1,402,634,526.75     105,696,405.10	92.99%
Walter W. Bettinger, II	1,458,729,719.36     49,601,212.49	96.71%
Mariann Byerwalter	1,455,075,604.88     53,255,326.97	96.47%
John F. Cogan		1,458,904,762.09     49,426,169.76	96.72%
William A. Hasler	1,449,460,489.61     58,970,442.24	96.10%
Gerald B. Smith		1,455,433,324.25     52,897,607.60	96.49%
Donald R. Stephens	1,457,006,880.73     51,324,051.12	96.60%
Joseph H. Wender	1,453,198,913.40     55,132,018.45	96.34%
Michael W. Wilsey	1,454,741,033.96     53,589,897.89	96.45%